UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
KKR Real Estate Finance Trust Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
48251K100
(CUSIP Number)
December 31, 2018
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48251K100

1	Name of Reporting Person: Makena Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,250,000 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,250,000 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 5,250,000 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% **
12		TYPE OF REPORTING PERSON PN

*Represents shares held by Makena U.S. Real Estate Master Fund B, L.P. as of December 31, 2018.

** Based on 58,522,590 shares of Common Stock to be outstanding as of November 19, 2018, as reported in the Issuer’s Prospectus Supplement on Form 424B5 dated November 14, 2018 filed with the Securities and Exchange Commission on November 16, 2018.

CUSIP No. 48251K100

1	Name of Reporting Person: Makena U.S. Real Estate Master Fund B, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,250,000 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,250,000 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 5,250,000 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% **
12		TYPE OF REPORTING PERSON PN

*As of December 31, 2018.

** Based on 58,522,590 shares of Common Stock to be outstanding as of November 19, 2018, as reported in the Issuer’s Prospectus Supplement on Form 424B5 dated November 14, 2018 filed with the Securities and Exchange Commission on November 16, 2018.

CUSIP No. 48251K100

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on January 10, 2018 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4  Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

The shares reported herein are held by Makena U.S. Real Estate Master Fund B, L.P.  Makena Capital Management, LLC is the sole manager of Makena Capital Holdings B GP, LLC, which is the general partner of Makena U.S. Real Estate Master Fund B, L.P., and by virtue of this relationship Makena Capital Management, LLC may be deemed to indirectly beneficially own the securities held by Makena U.S. Real Estate Master Fund B, L.P.

CUSIP No. 48251K100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2019

MAKENA CAPITAL MANAGEMENT, LLC
By:	/s/ William L. McGrath
Name: William L. McGrath Title: Managing Director
MAKENA U.S. REAL ESTATE MASTER FUND B, L.P.
By:	Makena Capital Management, LLC, its general partner
By:	/s/ William L. McGrath
Name: William L. McGrath Title: Managing Director